UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, November 10, 2020

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that this Company’s Board of Directors, at its meeting held today, approved the Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive (Loss) Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 12 of General Resolution No. 622 of the National Securities Commission, relating to the nine-month interim period ended September 30, 2020.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Condensed Interim Financial Statements:

Nine-month interim period ended September 30, 2020

Loss for the period

Other comprehensive (loss) income for the period

Total comprehensive loss for the period

Detail of Equity (Values in thousands of Argentine pesos)

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

The class “A” shares are owned by Pampa Energía S.A. (PAMPA), domiciled at Maipú 1 of the City of Buenos Aires. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of September 30, 2020, the Company has 31,380,871 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

VICTOR A RUIZ
Officer in charge of Market Relations

(1)	Includes 31,381 relating to treasury shares.
(2)	Includes 648,469 relating to treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2020